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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: PENDING
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                Starwood Hotels & Resorts Worldwide, Inc./      to Issuer (Check all applicable)
  Sternlicht, Barry S.                          Starwood Hotels & Resorts                        X   Director             10% Owner
                                                HOT                                            ----                 ----
---------------------------------------------------------------------------------------------    X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
Starwood Hotels & Resorts Worldwide, Inc.       Number of Reporting        Month/Year                        below)       below
1111 Westchester Avenue                         Person, if an entity       July 2002                    Chairman and CEO
                                                (voluntary)                                    -------------------------------------
--------------------------------------------                            --------------------- 7.  Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X  Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                  Form filed by More than One
                                                                                              --- Reporting Person
White Plains, NY                  10604
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
USA
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/      7/11/02                                     End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Employee Stock Option                  $15.3300     7/11/02   J(2)                       86,250       (3)      6/29/05
(right to buy)
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                                       $23.9200     7/11/02   J(2)                       10,000       (4)      8/12/06
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Shares (1)            86,250            (2)       510,689          D
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Shares (1)            10,000            (2)       440,000          D
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                                                8,083,250(5)
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Explanation of Responses:

Reporting Person  Stemlicht, Barry S.
Issuer Name       Stalwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address           Starvrood Hotels & Resorts Worldwide, Inc.
                  1111 Westchester Avenue

                  White plains, NY 10604
                  USA

Identification Number
(1) Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") owns an equivalent number of Class B shares of beneficial interest of StaNJood Hotels 8 Resorts, a real estate investment trust and subsidiary or Starwood ("Trust Shares"). Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share (together, "Shares").
(2) Securities reported In this response were transferred from the Reporting Person pursuant to agreements between the Reporting Person and various transferees, who are or were employees of Starwood Capital Group, LLC ("SCG"), in connection with an existing obligation to such transferees for services they had rendered to SCG. The transferees have acquired the right to purchase the Shares underlying the transferred options.
(3) This option vested in three equal annual Installments beginning on June 29,1996.
(4) This option vested as to one-fourth of the underlying Shares on the anniversary of the grant date, commencing on the August 12, 1998, through August 12, 2001.
(5) Total employee stock options held by Reporting Person.



                                                                                   /s/ Jared T. Finkelstein              8-8-02
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        Jared T. Finkelstein, Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)
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